Exhibit 99.1

May 31, 2022

Dear Investors,

We recently paid out our 20th consecutive quarter of 8%+ dividends1. This streak represents the type of consistency and reliability that we aimed to provide when Streitwise began 5 years ago. We have performed through good times and bad, all while adhering to a rigorous investment approach. But we’re not resting on our laurels, and that’s why we are pleased to announce some ways we are positioning the company for the future.

We are pleased to announce our newest Streitwise team member, Andrew Kowell, who will serve as COO. Andrew has experience through multiple business cycles at such reputable firms as The Carlyle Group, ASB Real Estate, and Gaw Capital. We believe his ability to envision and execute a business plan will greatly benefit investors going forward.

Further, we are delighted to announce Janet Pudelko’s promotion to CFO. Janet joined Streitwise in 2019 after working in public accounting in both audit and advisory roles at Ernst & Young and in private industry at Colony Capital. Janet touches many aspects of the business including treasury, investor relations, and financial reporting with the common thread being that her work has been consistently top-notch.

We are also excited to announce that Justin Fromm – President and CEO of real estate capital advisory firm CapStack Consulting – is joining our Board of Directors.  Justin’s structuring expertise and investment acumen will be tremendous assets going forward. We believe we will benefit from his past experiences at Realty Mogul and Bellwether Asset Management, where he managed a nearly $2.0bn portfolio as exclusive consultant to Oaktree Capital.

And after 5 years of devoted and effective service to Streitwise investors, Joe Kessel is resigning from his COO and Board of Directors roles to begin his own investment firm. Joe will continue working alongside the executive team in an asset management role for a 2-year period via a support agreement that will be paid for by the Streitwise sponsor – not Streitwise investors.

Tryperion Holdings LLC (which I wholly own) will proceed as Streitwise sponsor and I will be taking a more hands-on role as CEO while Eliot Bencuya continues as CIO. As part of the reorganization of the sponsor, the ownership of our manager, SW Manager, LLC, has been transferred from Tryperion Partners, LLC to the new sponsor but it will remain the manager of the company. I whole-heartedly believe that our investments and our investment strategy have the potential to build and maintain wealth over the long-term. And I have put my money where my mouth is, investing over $5.0m in our operating partnership thus far. I’m happy with my investment in Streitwise, and look forward to growing our wealth together over time.

Cheers

Jeffrey Karsh

CEO

1 Based on a $10/share purchase price, 1st Streit Office annualized dividend yield has averaged 9.3% since 2017 inception and every quarterly dividend has exceeded an 8% annualized yield.